United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

October 2025

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: October 21, 2025		Director of Investor Relations


ESG
Webinar
October 21st, 2025
VALE
Photo: Ricardo Teles

VALE

Disclaimer

"This presentation may include statements that present Vale's expectations about future events or results, including without limitation (i) Fulfillment of the Reparation agreements on slides 5 and 6 ; (ii) fulfillment of our ESG commitments on slide 7; (iii) our dam decharacterization program and removal of dams from emergency levels on slides 11 and 12; (iv) production from circularity on slide 13; and (v) targets for Scope, 1, 2 and 3 emissions on slide 16.

It include risks and uncertainties relating to the following:

(a) the countries where we operate, especially Brazil, Canada and Indonesia;
(b) the global economy;
(c) the capital markets;
(d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature;
(e) global competition in the markets in which Vale operates;
(f) the estimation of mineral resources and reserves, the exploration of mineral reserves and resources and the development of mining facilities, our ability to obtain or renew licenses, the depletion and exhaustion of mines and mineral reserves and resources.

To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under "Forward-Looking Statements" and "Risk Factors" in Vale's annual report on Form 20-F."



Photo: Ricardo Teles

Making solid progress on key ESG themes

VALE

Integral Reparation

Mariana
Definitive Agreement signed; Compensation progressing

79% Progress in the **Brumadinho** Global settlement

Non-Repetition

TRIFR[1] Leader amongst our major peers

GISTM[2] All Tailings Storage Facilities in conformance

No dam at emergency level 3

Vale of the Future

13 Mt of iron ore produced from circular sources in 2024

Transparency
1st among major peers to adopt IFRS' ISSB standards & Early adopter of TNFD

Improved **ESG ratings**



[1] TRIFR = Total Recordable Injury Frequency Rate. [2] GISTM = Global Industry Standard on Tailings Management.


VALE
ESG Webinar
Grazielle Parenti
EVP of Sustainability

Mariana

Strong progress with the definitive agreement signed in Oct-2024

Definitive Agreement
(R$ billion)



Pre-agreement actions 100%
38
+R$ 170 bn
100
"To pay" obligations
32
"To do" obligations

Compensation (PID[1]) status (as of Oct. 14th, 2025)

+327k individuals adhered

+291k agreements signed

+275k compensations already paid (R$ 10.1 billion)

Remediation and compensation already disbursed

~R$ 70 billion[2]

750k people compensated[3]

95.5% of housing solutions delivered

964k m³ of tailings removed

Rio Doce water quality similar to pre-breach[4]

Note: Information provided by the Renova Foundation, Learn more at www.fundacaorenova.org. [1] PID = Definitive Indemnification Program. [2] Data as of Oct 2025. Includes Renova administrative expenses. [3] Including Emergency Finance payments. Compensation agreements - including PID (the Definitive Indemnification Program). [4] Water quality data undergoes quality control and is validated by environmental agencies responsible for overseeing the monitoring program.

Brumadinho

Reparation in advanced stages

2019	2021	Sept-25	2026	Feb-2031
B1 dam collapse	**Brumadinho Integral Reparation Agreement**	**79%** **Complete**[1]	**Complete 100% of the To Pay Obligations**	**Complete 100% of the To Do Obligations**

Integral Reparation Agreement

(R$ billion)[2]



Pre-agreement actions
100%
6.4
R$ 37.7 bn³
19.9
"To pay" obligations
93%
11.4
"To do" obligations
48%

Additional Agreements: R$ 25.4 bn[4]

Emergency compensation, Community Centers, Parks, Water supply works and monitoring, tourism initiative, and individual compensation

R$ 18.9 billion
payments made, including individual compensation to over 17,300 individuals

R$ 6.5 billion
in payments programmed for 2025-2029

Paraopeba River
Water quality is similar or better than prior to the dam breach[5]

[1 & 2] Financial progress considering disbursements by end of Sept. 2025. [3] As per Integral Reparation Agreement settled in February 2021. Nominal amount. Total value considering IPCA (Brazilian consumer price index) adjustment is ~R$ 40 billion. [4] ~ 74% executed [5] The data is corroborated by monitoring by the Water Management Institute of Minas Gerais (Igam), a public body of the Government of MG

Commitments that reflect our objective to become a trusted partner

VALE

Resilient communities

- Support the uplifting of **half a million** people out **of extreme poverty**
- **Support Indigenous communities** neighboring Vale to develop their **UNDPRI plans**[1]

Health and Safety

- **Zero fatalities**
- **Reduce N1+N2** by at least 10%[2]
- Reduce **exposures to harmful health agents** by at least 50% by 2025
- ✓ **No dams at Emergency level 3 by 2025**
- ✓ **GISTM conformance**

Climate change and energy

- **Reduce Scope 1 and 2** emissions by 33%[3] by 2030
- **Net Zero by 2050**
- **Reduce Scope 3** by 15%[4] by 2035
- **100% renewable energy** consumption globally
- ✓ **100% renewable energy consumption in Brazil**

Forests and Water

- **Recover and protect + 500,000 ha of forest** outside our fence lines by 2030
- ✓ **Reduce freshwater intake by 27% by 2030**[5]

E (Environment) S (Social)



[1] United Nations Declaration on the Rights of Indigenous Peoples. [2] Compared to the previous year-end results. These events include fatalities and life-altering injuries (known as N1 events), as well as high-potential recordable injuries (known as N2 events).
[3] The base year considered is 2017. [4] Base year 2018 [5] The target considers cumulative average specific use of new water.



VALE

ESG Webinar

Geraldo Paes

Director of Geotechnics

Cultural transformation: Safety is our core value

2019 Cultural Diagnosis → **2020** Purpose, Values & Key behaviors → **2021** 1st Cultural Diagnosis Survey → **2022** Purpose linked to Strategy → **2023** Culture in Practice → **2024** 2nd Cultural Diagnosis Survey → **Culture as a Competitive Advantage**

***High-potential recordable injuries, N2** (unit)*


15
-40%
9
9M24
9M25

TRIFR[1] comparison against major peers


2020
2024
2.0
1.1
2.1
1.6
1.8
1.9
2.7
1.9
3.2
4.8
VALE
Peer 1
Peer 2
Peer 3
Peer 4

Source: International Council on Mining and Metals – ICMM

[1] TRIFR = Total Recordable Injury Frequency Rate. Rates are per one million hours worked (calculated by dividing the total number of fatalities or recordable injuries by total hours worked and multiplying by one million).

Substantial progress in dam safety and tailings management

Governance

- Strengthen **3-line of defense** model
- **Geotechnical Risk Executive Committee**
- **100%** of the population close to risk areas **removed**



Adoption of International Best Practices

- New **TDMS** (Tailings and Dams Management System)
- 3 Geotechnical **Monitoring Centers**
- **Engineer of Record role**
- Improved technical **understanding** of Vale's dams ("As-is" project)
- **Adoption of GISTM (Aug/20)**



Lower Risk Solutions

- **Hazard Identification and Risk Analysis (HIRA)** for dams and tailings facilities
- Upstream **dam elimination program**
- **New way to operate** alternatives to tailings – **Filtered Tailings**
- Co-products



GISTM
World-class standards and processes

2023-2025


GLOBAL INDUSTRY
STANDARD ON
TAILINGS
MANAGEMENT

Aug. 2025: Vale in conformance[1] with GISTM

Cultural Transformation Journey

[1] With Action plans in progress (for tailing dams)

Eliminating upstream structures

Upstream dam[1] decharacterization program



-60%
30
18
12
4
8
Total Dams in the Program
2019–2025
Remaining structures to eliminate
2025–2027
2029+

~US$ 4.7 billion program
(~$2.3 billion[2] already disbursed)



B3/B4 dam after decharacterization

[1] Dams include geotechnical facilities dedicated to mining processes. [2]As of June 2025.

Progressing on dam safety



Dams at emergency level¹
35
4
7
24
10
4
6
9
4
5
-71%
-74%
Level 3
Level 2
Level 1
2020²
Oct. 2025
2025

No dams at emergency level 3

Delivering on Vale's commitment for 2025



VALE

Forquilha III dam lowered from Emergency Level 3 in Aug-2025

[1] Dams include geotechnical facilities dedicated to mining processes. As of September 3, 2024.
[2] Considering the highest number of structures at emergency level, in 2020.

Embracing new ways to operate

VALE

Reducing the need for dams

Ore processing method (%)



40
60
65
19
5
11
No disposal of tailings in dams
2015
2024
Tailings disposed in dams (wet processing)
Tailings disposed in pits (wet processing)
Filtration and dry staking[1]
Natural moisture

Circularity in our operations

Production from circular sources[1]
(Mt Iron ore)



12.7
30+
2024
2030 (potential)

Tailings generation[2] reduced by 35%

4 tailings filtration plants in operation

De-risking production plan

-5% CO_2 emissions vs. standard operations[2]

[1] Includes use of tailing for co-proucts [2] 2024 vs. 2015


SEA ZHOUSHAN
Photo: Vitor Nogueira

VALE

ESG Webinar

Rodrigo Lauria

Director of Climate Change & Decarbonization

Advancing on decarbonization agenda and on track to meet our climate goals

Scope 1 and 2 emissions
(Mt of CO2 eq.)



Scope 1
Scope 2
-27%
10.5
9.2
1.3
7.7
7.4
0.3
7.0
-33%
Target
2017
(baseline)
2024
2030
(target)

Initiatives (non-exhaustive)

- Enhance energy efficiency
- Use of NG and biofuels in pelletizing plants
- New fuels in trucks/train: biofuels and electrification

Scope 3 emissions
(Mt of CO2 eq.)



Scope 3
-13%
528
459
449
-15%
Target
2018
(baseline)
2024
2035
(target)

Initiatives (non-exhaustive)

- Offer high-quality products: agglomerates
- Establishing partnerships with clients: Mega Hubs



A Governance structure to oversee
Sustainability related Risks and Opportunities

Low Carbon Forum

Meets every **4 months** to discuss challenges and progress in low-carbon.

The results are periodically presented to the **Sustainability Committee** and **Board of Directors**, as part of the Company's governance system.

1	Evaluation of the previous year's performance and future expectations in relation emissions
2	Review of the roadmap and targets for GHG emissions
3	Alignment with the Company's strategic planning, considering financial impacts on Vale's valuation
4	Identification of risks and opportunities
5	Analysis of investments and prioritization

Committees supporting the Board of Directors

- Sustainability **Advisory** Committee
- Sustainability **Risk** Committee



Pioneering transparency in climate-related risks & opportunities

Vale is an early adopter of IFRS' ISSB[1] standards

1st Major Mining Company **&**

1st Brazilian Company

to publish the Sustainability-Related Financial Information Report

US$ 1.4 billion
invested in decarbonization since 2020

[1] The ISSB (International Sustainability Standards Board) is part of the IFRS Foundation that issues the IFRS accounting standards, already widely used by companies and investors worldwide. The objective of the standards issued by the ISSB is to bring the same level of clarity, comparability and rigor of financial statements to sustainability information.



Why does it matter?

Transparency & leadership

Voluntary adoption reinforces our role in **responsible mining** and **long-term value creation**

Investor focus

Clear view of how Vale **manages climate-related risks and opportunities and their financial impacts**

Strategic clarity

Climate **targets**, **transition plans**, and **financial impacts** disclosed

Embedding Nature in Strategy and Implementation

1st Major Mining Company **&**

One of the first Brazilian Companies to publish the Taskforce on Nature-related Financial Disclosures (TNFD) report

Nature Positive Impact Metrics Pilot Project to monitor our performance on nature

Achievements

+500 threatened or endangered species protected

50% of our Forest Protection Goal (+200 k ha beyond our borders protected)

Partnerships to make it happen

IUCN to improve our nature strategy and management

Life Institute to help us measure biodiversity


VALE

Vale's Roadmap to early adoption of TNFD

TNFD

VALE

2023

LEAP Pilot in Brazil

2024

Biodiversity Risk Evaluation / TNFD-Vale integrated methodology

1st round of analysis with our supply chain (30 critical suppliers)

2025

1st TNFD report based on disclosure recommendations (ESG Databook)

Assessment of operations in Canada, Oman and Malaysia

2nd round of analysis with our supply chain

2026 →

Include biodiversity risks in financial reports

Continue LEAP analysis with critical suppliers

Cultural Transformation Journey

Climate & Nature Agenda

Main challenges and opportunities

- Low technological maturity and high cost of replacing technology
- Difficulty in scaling solutions to the size of our operations
- Value chain, especially steelmaking, in different stages of maturity
- Carbon pricing regulation still under discussion

- Greater need for partnership and innovation
- Developing Nature Based Solutions
- Pushing for regulated and voluntary carbon markets
- Embedding climate change in all processes along the entire Life of Mine

Just Transition that works for people and the planet

ESG ratings: improvements recognizing solid progress

MSCI



Laggard
B
Laggard
CCC
Laggard
B
Average
BB
2018
2019
2023
Today

Scale: CCC to AAA; the higher, the better

Sustainalytics



High risk
36.5
High risk
54.5
High risk
34
Medium risk
27
2018
2019
2023
Today

Scale: 0 – 100; the lower, the better

ISS (Governance)



8
10
1
1
2018
2019
2023
Today

Scale: 1 – 10; the lower, the better



Safety is our core value

No dams at Emergency level 3 and building an accident-free work environment

Integral Reparation is advancing on schedule

Delivering on our commitments for Brumadinho and Mariana

On track with our Climate Change Goals

Transparency on Risks and opportunities and potential financial impact

Transparency and partnership on Nature

Early adopter of Nature Related Reporting

Continuously improving on ESG Ratings

Attesting to lower ESG risks

VALE

VALE

We value your feedback

VALE